UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Independent Audit Committee Investigation Into Alleged Inventory
Discrepancies, Appointment of Counsel in Securities Litigation Matters
Xinyu City, China and Sunnyvale, CA, October 30, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced that its Audit Committee has commenced an independent investigation into the recent allegations made by LDK’s former employee, Mr. Charley Situ, that the Company has incorrectly reported its inventories of polysilicon. The two outside directors on the Company’s Audit Committee, Louis T. Hsieh and Bing Xiang, are overseeing the ongoing investigation.
The Audit Committee has retained Simpson Thacher & Bartlett LLP to serve as its independent counsel for the investigation. Simpson Thacher, in turn, has retained a Big Four independent accounting and consulting firm, separate from the Company’s external auditors, for purposes of the review. Commenting on the investigation, Mr. Hsieh stated: “The Audit Committee intends to analyze Mr. Situ’s allegations as thoroughly and in as much detail as necessary. We have retained some of the premier professionals in the world to assist us in this endeavor.”
In a prior press release on October 4, 2007, the Company’s management stated that it had conducted an internal review of Mr. Situ’s allegations and concluded that the Company had correctly reported its inventories of polysilicon and that Mr. Situ’s allegations had no merit. Management stands by its prior statements and believes that the Audit Committee’s ongoing independent investigation will confirm its conclusions. Due to the independent nature of the Audit Committee’s ongoing investigation, LDK Solar cannot provide a specific timeframe for its completion. However, this is an important matter, and the Audit Committee intends to fully and thoroughly address it in a timely manner. The October 4 press release also correctly stated that LDK had not been contacted by any regulatory authority. Since then, however, LDK has been contacted by the U.S. Securities and Exchange Commission (“SEC”) regarding this matter. LDK will cooperate fully with the SEC’s inquiry.
In addition, the Company announced that it has retained outside counsel, Latham & Watkins LLP, to defend the Company and certain of its directors and officers who have been named in certain class action complaints in the United States. The Company’s management believes that these claims lack merit and intends to vigorously defend the cases.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: October 30, 2007